Room 4561

August 11, 2006

Mr. Neal L. Patterson
Chief Executive Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

> **Re: Cerner Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 8-K Filed on February 2, 2006**
> **Form 8-K Filed on April 30, 2006**
> **File No. 000-15386**

Dear Mr. Patterson:

We have reviewed your response to our letter dated June 13, 2006 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Critical Accounting Policies

Software Development Costs, page 28

1.   We note your response to our prior comment no. 2 and we reissue the portion of
        the comment requesting an analysis of each new product release or enhancement
        capitalized in fiscal 2003, 2004 and 2005. Also provide us with the supplemental
        summary sheet of software development costs referred to in the last sentence of of
        your response. In your response address or provide the following (for each new
        product release or enhancement):

        a.   The date initial development activities were started
        b.   The date technological feasibility was first established and costs were first
                capitalized
        c.   The date when the product (or enhancement) was available for general
                release
        d.   The amount of costs incurred prior to reaching technological feasibility
                (i.e. expensed) and during the period from achievement of technological
                feasibility to the date the product or enhancement was available for
                general release (i.e. capitalized costs)
        e.   A discussion of how the Company evaluated the product (or enhancement)
                pursuant to the criteria in paragraph 4 of SFAS 86 in determining that
                technological feasibility had been achieved
        f.   With regard to enhancements, tell us whether the new release was issued
                in response to promises made at the time of sale of the original software
                product.
        g.   A discussion of the nature of the costs capitalized.
        h.   The timing of commencing amortization of software costs from the date
                they are capitalized and the authoritative literature that supports your
                accounting.
        i.   The basis for the amortization period of the capitalized software costs.

Note 1. Summary of Significant Accounting Policies

(c) Revenue Recognition, page 44

2.   We note your responses to our prior comment no. 5 and prior comment no. 6.
        Please address the following:

        a.   Describe the relevant terms of an example transaction and provide a
                detailed description and analysis of how you evaluate the arrangement for
                purposes of revenue recognition. In this regard, provide us with total
                arrangement fee, a description of each element included in the

arrangement, timing of delivery for each element, application of applicable paragraphs in EITF 00-21 to determine units of accounting, allocation of arrangement fee, timing of revenue recognition for each element, application of SOP 97-2, application of other authoritative literature.

b. You state throughout your responses that you determined that the software-related services, apart from installation services, were not essential to the functionality of the software. We would point out that the language in SOP 97-2 refers to service elements not being essential to the functionality of <u>any other element</u>.

c. For each service element, provide us with a detailed analysis pursuant to the criteria in paragraphs 65 and 68-71 supporting your conclusion regarding whether the element qualifies for separate accounting.

d. We note your statements that you have established VSOE for each of the service elements for which you are separately accounting. Describe the process you use to evaluate the various factors that affect VSOE (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order). Does the price charged for the individual elements vary from customer to customer? If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

e. You indicate in your response that you separate the computer hardware from SOP 97-2 deliverables. Describe how you account for hardware maintenance referred to in your revenue recognition policy.

3. We note your response to our Prior Comment No. 7 where you describe the qualitative factors considered in determining that you had established VSOE for the managed services elements. Explain the following:

a. the managed services fee in your original contract and renewal rates in percentage and dollar terms of the perpetual license and why these amounts are considered substantive;

b. whether managed services include both PCS and hosting and if so, whether the period of those arrangements are the same (e.g. both five years);

c. the standard term for post-contract customer support when hosting is not provided and the rate for PCS included in the original arrangement and the renewal rate; and

d. whether you provide for any specified upgrades and enhancements in your managed services or PCS arrangements and if so how you account for those products.

4. We note your response to prior comment no. 8 where you indicate that if an arrangement does not call for the client to pay interest at the prevailing interest

rates you record the resulting receivable at its present value pursuant to APB 21. Explain to us how you determine the prevailing interest rate in the arrangement or the rate imputed pursuant to APB 21. Tell us the range of interest rates relating to long-term arrangements for each year presented.

<u>Note 2. Business Acquisitions and Divestiture, page 51</u>

5.	We note your response to prior comment no. 11 and supplemental information in Appendix II. It is not evident from your response or supplemental information why the misstatement relating to the tax benefit is not quantitatively material to your annual or interim financial statements. Further in Appendix II you refer Schedule I, which was not provided with your response, relating to other misstatements that have been identified in 2004 and 2005 that were not recorded because they were immaterial individually and in the aggregate. It appears that you considered these other misstatements in determining that the unrecorded tax benefit was not quantitatively material. Considering this provide us the following to assist us in further evaluating your response:

a.	Schedule I, referred to in Appendix II;
b.	the impact of the unrecorded tax benefit on income tax expense, net income, basic and diluted earnings per share for each annual and quarterly period misstated;
c.	the impact of the unrecorded misstatements in Schedule I on each line item impacted in your the annual and quarterly financial statements;
d.	a clear explanation of why amounts are not quantitatively material; and
e.	your basis for not correcting misstatements, if any, that you consider quantitatively material.

We remind you that SAB 99 does not provide for consideration for qualitative factors in determining whether misstatements are material if amounts are quantitatively material. We may have further comments based on your response.

<u>Form 8-K Filed on February 2, 2006 and Form 8-K Filed on April 30, 2006</u>

6.	We have reviewed your response to our prior comment no. 13 concerning the non-GAAP Consolidated Statement of Earnings columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact April Coleman, Staff Accountant, at (202) 551-3458, or Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief